Filed by RightCHOICE Managed Care, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  RightCHOICE Managed Care, Inc.
Commission File No. 333-34750


The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the reorganization of RightCHOICE Managed Care, Inc., a Missouri corporation, are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Careful consideration should be given to risk factors included in RightCHOICE's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in "ITEM 1. BUSINESS" of RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 1999.



ANNUAL MEETING FINAL PRESENTATION 7/11/00
JOHN A. O'ROURKE, CHAIRMAN, PRESIDENT AND CEO, RIGHTCHOICE
MANAGED CARE, INC.

SLIDE 1   RIGHTCHOICE LOGO SLIDE
          2000 Annual Shareholder's Meeting
          July 11, 2000


SLIDE 2   Improved Finances, Services and Relationships
          -    Financial turnaround continues
          -    Service levels improve
          -    Relationships with state regulators improve
          -    Leadership role at BCBSA develops
          -    Second quarter earnings estimate increased

Presentation for this slide:

Now I would like to bring you up-to-date on the status of our business.

And the progress that we have made since our last Annual Meeting.

I'm very pleased to tell you that RightCHOICE is a company with a bright future.

Consistency, discipline, and a focus on the fundamentals are the factors that characterize our company.

And, this has positive long-term implications for shareholder value.

Since our last Annual Meeting:

- The financial turnaround has continued and our financial profile has strengthened.

-    Service levels have improved.

-    We have taken on a leadership role within the national Blue
  Cross Association.

-    Our public image has strengthened.

-    We have become more competitive in the marketplace.

- In the past 12 months, medical costs and G&A have been effectively managed, and we have experienced a significant increase in membership.

- Last month, we were pleased to announce that net income for the 2nd quarter would exceed Wall Street expectations.

Concurrent with these developments, we have resolved a plethora of regulatory and legal challenges that once threatened the company.

In December of 1999, the Supreme Court of Missouri ruled that we had the right to negotiate a settlement to the "Purposes Lawsuit" and that Circuit Court approval was not necessary.

Many of you may recall that the "Purposes Lawsuit" threatened our Blue Cross franchise and impeded our ability to grow.

The Supreme Court ruling removed a huge barrier to progress and as a result, we were able to make peace with Missouri regulators and move toward establishing the Missouri Foundation for Health.

The progress I just summarized would not have been possible without the leadership of our Board, their confidence in the management, and the hard work and commitment of our employees.

SLIDE 3   What sets us apart in our market?
          -    Regional leader with national presence
          - Largest managed care company in Missouri with 2.4 million members
          -    High brand recognition

Presentation for this slide:

Today, RightCHOICE is a major player in the Midwest market. We are the oldest and largest managed care company in Missouri, and with our HealthLink subsidiary, we service 2.4 million members in 7 states.

We are strongly tied to the state of Missouri through our involvement in community activities and through strong, visible local management.

- We have customer service sites in 3 strategic cities in Missouri.

-    We are a Blue Cross franchise.

- And that franchise conveys a special sense of dependability and quality.

-    Today, our brand recognition is unparalleled in our market.

SLIDE 4   Strong Regional and National Presence
This slide presents an outline of the United States showing in which states Alliance Blue Cross Blue Shield, HealthLink, Inc., and PPO/BlueCard are available.

Presentation for this slide:
We do business in Missouri as Alliance Blue Cross Blue Shield and as HealthLink.

-    Outside of Missouri, we do business as RightCHOICE Insurance
  Company and HealthLink.

- Regardless of what you call it, our members have a superior choice of multiple plans and networks.

- In Missouri, being blue differentiates RightCHOICE from other managed care companies -- because we offer a recognized brand name with coast-to-coast coverage. This assures that our members will receive dependable service and access when they travel.

SLIDE 5   HealthLink:  Healthy Growth!
This slide depicts a graph showing HealthLink's membership growth in millions for December 1997 [1.1 million], December 1998 [1.3 million], December 1999 [1.5 million], and March 2000 [1.7 million].

Presentation for this slide:
- Our HealthLink subsidiary provides network rental and administrative services. HealthLink does not assume underwriting risk.

- Our strategy of investing in a non-risk bearing business has proven very beneficial.

- The network rental business is predictable and it compliments our insured business. For example, as companies sometimes opt for self-funded plans, we often transfer the business to HealthLink and retain the cash flows and the margins.

- Since we acquired HealthLink in 1995, our market share has more than doubled and they have experienced consistent increased earnings. In a little over three years, HealthLink membership has grown by 54%.

-    This chart speaks for itself!

SLIDE 6   Sustaining a Strong Financial Performance Trend
This slide is a bar graph depicting revenues in millions for 1997
[$719 million]; 1998 [$767 million], and 1999 [$817 million]; as well as earnings per share of -$1.29 in 1997, $0.30 in 1998, and $0.92 in 1999.

Presentation for this slide:
Our decision to buy HealthLink and our strategy to focus on business fundamentals has clearly paid off. This chart depicts the turnaround I mentioned.

Since 1997, total revenue has grown 14 percent. Our operating margins improved dramatically, and we have moved from a net loss of 1 dollar 29 cents per share on 719 million dollars of revenue to a net income of 92 cents per share on 817 million dollars of revenue in 1999.

SLIDE 7   First Quarter EPS Historical Snapshot
This slide compares each quarter's earnings per share for 1997, 1998, 1999, and 1Q 2000 as well as estimated 2Q 2000. 1997: 1Q
$0.33, 2Q [$0.12],
3Q [$1.22], 4Q [$0.28]; 1998:  1Q $0.05, 2Q $0.06, 3Q $0.03; 4Q
$0.16; 1999:  1Q $0.25, 2Q $0.21; 3Q $0.21; 4Q $0.25; 2000:  1Q
$0.39; 2Q estimated $0.40-$0.45

Presentation for this slide:
The financial turnaround continued into the first quarter of 2000. In April, we were pleased to report earnings of 39 cents per share on a net income of $7.5 million.

As you can see from this slide, this was the eighth consecutive quarter of improved profitability.

In June, we estimated that earnings for the second quarter would be between 40-45 cents per share.

SLIDE 8   Sustaining a Strong Financial Performance Trend
This slide is a bar graph which compares percentages of medical loss ratio and G&A for 1997 [MLR of 84.8%; G&A of 22.7%]; 1998
[MLR of 83.5%; G&A of 20.8%]; 1999 [MLR of 82.2%; G&A of 20.0%];
2000 [MLR of 80.5%; G&A of 19.7%]

Presentation for this slide:

The turnaround at RightCHOICE reflects a renewed focus on business fundamentals.

In our business, success is often measured by two key ratios:

     G&A as a percent of revenue, and
     The medical loss ratio

During the past three years, RightCHOICE has delivered consistent improvements in these key operating ratios.

For example, our G&A ratio has improved from 22.7 percent in 1997 to 19.7% for the first quarter of 2000.

Our medical loss ratio has improved sequentially, from 84.8 percent in 1997 down to 80.5% for the first quarter of 2000.

Improvements in these ratios add to the bottom line.

For example, each one percent improvement in the medical loss ratio makes an $8 million improvement to the operating income.

SLIDE 9   Sustaining a Strong Margin Performance Trend
This slide is a bar graph depicting Medical Margin PMPM and G&A PMPM by year: 1997 [MM PMPM of $16.67; G&A PMPM of $7.66]; 1998 [MM PMPM of $19.90; G&A PMPM of $7.12]; 1999 [MM PMPM of $23.68;
G&A PMPM of $6.73]; 1Q 2000 [MM PMPM of $27.20; G&A PMPM of
$6.62].

Presentation for this slide:

The performance of RightCHOICE is impressive when viewed on a per member per month basis.

In looking at this chart, you'll notice that our medical margin per member per month for the first quarter of 2000 was 27 dollars and 20 cents. This is a 15% improvement over 1999. Importantly, we achieved a 19% improvement in both 1999 and 1998.

The G&A per member per month has consistently declined.  It was 6 dollars and 62 cents in the first quarter of 2000, a 2% improvement over 1999.

These trends are obviously very important because they show that we are able to manage cost while growing membership.

SLIDE 10  Setting the Standard for Quality
          -    1999 BlueCard Service Index = 97 out of 100
          - Accreditations: NCQA for BlueCHOICE HMO; AAHCC/URAC for Alliance/HealthLink PPO
          -    Disease Management Programs:
               -    RightSteps(R), Asthma, Congestive Heart Failure
               -    Oncology
               -    Diabetes

Presentation for this slide:
In our industry, good service levels separate the winners from the losers. At RightCHOICE, we believe that enhanced customer satisfaction and healthy financial performance are compatible goals.

Progress on the financial front would be "illusionary" and short-lived without a serious focus on customer service.

Good service contributes to sales and profitability.

Let me give you some examples of the progress we have made toward improving service to our members.

I've mentioned the importance of our national PPO BlueCard
Program.   To do well in that program, Blue plans must achieve
superior levels of customer service . . . and we do.

- In 1999, our service score average was 97 points out of a possible 100 . . . with several months of perfect scores. This level of service also saved us money in terms of fees paid to the Blue Cross Blue Shield Association . . . amounting to 900 thousand dollars in 1999.

- Additionally, we have earned highly sought-after industry accreditations.

- These verify that we are implementing best practices and that we have the necessary infrastructure to provide our members with quality products and services.

-    In 1999, we have earned accreditation from the National
  Committee for Quality Assurance for our BlueCHOICE HMO.

- Both our Alliance and HealthLink PPOs have been re-accredited by the American Accreditation Healthcare
  Commission/URAC.

- Service to our members is further enhanced through the provision of special disease management programs which are designed to help our members and their physicians focus on certain health conditions.

  Our RightSteps(R) Prenatal Program offers help to identify high risk pregnancies early.

  A study conducted to analyze its effectiveness, reflected that mothers to be and their babies who participated in the Rightsteps(R) Program reduced by half their likelihood of having a premature baby, resulting in over 2 million dollars of savings, and most importantly, resulting in healthier babies having fewer serious health problems.

Our Take Charge Asthma Program helps provide information and support to both adults and children with serious respiratory problems.

We also have developed a program for members affected by congestive heart failure and are implementing programs this fall for our members with cancer and diabetes.

SLIDE 11  Forging Key Provider Relationships
          -    Physician Group Partners Programr
          -    Physician Consultative Committee
          -    Reduced precertification requirements

Presentation for this slide:
In our business, good physician relationships are critical.

As a matter of strategy, we continuously focus on opportunities to improve our relationship with participating physicians.

That's why we developed the Physician Group Partners Program known as PGPP.

Today, this program covers over 40% of our HMO network. It provides participating physicians with information on patient satisfaction, physicians' compliance with standards of care, and financial information related to their practice patterns.

- Over the past two years, patient satisfaction and compliance with standards of care have met or exceeded our expectations.

- Importantly, the medical trends for PGPP physicians is 50% lower than non-PGPP physicians.

- Both RightCHOICE and the physicians in our community are so pleased with the results that we will be implementing a similar program in our PPO for specialists this year.

- We also launched the Physician Consultative Committee, an effort designed to improve communications with the St. Louis medical community.

- Its objective is to create a stable environment. One that will best serve the interests of our members.

- In conjunction with the committee, RightCHOICE has reduced the number of procedures that require pre-certification from 300 to 30 procedures. Currently, the 30 procedures that still require pre-certification are generally those where experience suggests, based on recognized standards of care, that members may be at risk for over- or under-utilization of such procedures.

SLIDE 12  Achieved Settlement Milestones
          -    Reorganization Agreement signed
          -    Foundation & new RIT incorporated
          -    Initial DOI regulatory approval issued
          - BCBSA reinstates permanent licenses & issues preliminary approval of reorganization
          -    Preliminary filings made with SEC
          -    Private letter ruling request filed with IRS
          -    Lending banks issue approval

Presentation for this slide:

My presentation today would be incomplete without an update on the long anticipated settlement agreement and the upcoming reorganization of RightCHOICE with Blue Cross and Blue Shield of Missouri.

- Most of you are probably aware that both RightCHOICE and Blue Cross have reached agreement with Missouri regulators to resolve litigation of Blue Cross related to its continued ownership of RightCHOICE.

- We are excited about this because we believe it is the right thing to do and because it is in the best interest of our members, RightCHOICE shareholders and the community.

- This settlement is supported by 90 consumer groups representing over 1 million Missourians.

In January, we signed a reorganization agreement and have worked since then on satisfying the conditions to the closing.

We have made substantial progress toward making the reorganization a reality, namely:

- The Missouri Foundation and New RightCHOICE have been incorporated.

- A nominating committee to select a board of directors for the Foundation was formed.

- The Missouri Department of Insurance issued a preliminary approval for the transaction.

- The Blue Cross and Blue Shield Association has given preliminary approval of the reorganization and has fully restored our license.

-    We have made a preliminary filing with the SEC.

- We have filed a request for a tax ruling from the IRS and have obtained a tax opinion from PricewaterhouseCoopers relating to the tax-free nature of the reorganization, and

-    We have obtained requisite approval from our lenders.

While we have resolved many of the issues that remain in litigation, there remains a pending case regarding the status of Blue Cross that could affect the timing of the closing. This has to do with the question of whether Blue Cross is a public benefit or a mutual benefit company. The issue is currently before the Cole County Circuit Court.

SLIDE 13  Remaining Items to be Completed
          -    SEC registration
          -    Shareholder approval
          -    A private letter ruling from the IRS
          -    Legal opinion from all parties
          -    Final Blue Cross Blue Shield approval
          -    Final DOI approval

Presentation for this slide:

A number of items remain to be completed before the settlement can be finalized.

- The registration statement filed with the sec must be amended and subsequently finalized.

-    Our shareholders must approve the settlement.

- Assuming things go as planned, we will hold a special shareholders meeting sometime before the end of the year.

-    We are awaiting a tax ruling from the IRS.

-    Legal opinions from all parties need to be delivered.

-    Final approval from both the Blue Cross and Blue Shield
  Association and the Missouri Department of Insurance will be required.

Currently, we are pleased with our progress and continue to work diligently toward closing the reorganization.

We continue to anticipate a closing before the end of this year.

SLIDE 14  Post-Reorganization Structure
The slide depicts the structure of New RightCHOICE as a combination of The Missouri Foundation for Health and Public Shareholders. It states that the Missouri Foundation for Health begins ownership immediately after reorganization and that it will consist of approximately 80% common stock ownership and voting interest, subject to a voting trust. The Public Shareholders are presented as having approximately 20% common stock ownership and voting interest.

Presentation for this slide:
After the reorganization, here is what the new company will look like.

Blue Cross and RightCHOICE will be combined.

New RightCHOICE will be a fully for-profit company with stock traded on the New York Stock Exchange.

The Missouri Foundation for Health will own about 80 percent of the common stock although that stock will be subject to a voting trust and divestiture agreement. This will provide for an orderly disposition of the stock.

The foundation has agreed that at least 95 percent of its shares will be voted as directed by the New RightCHOICE Board of Directors on all matters except those related to any future change of control of New RightCHOICE.

SLIDE 15  Goals:  In 2000   [Business Objectives]
          -    Complete reorganization
          -    Underwritten enrollment growth of 3-5%
          -    "Superior" customer satisfaction scores
          -    "Commendable" NCQA accreditation

Presentation for this slide:

In 2000, we are committed to sustaining the momentum that we experienced in 1999. In 2000, we expect

-    To complete the reorganization;

-    To increase our overall underwritten enrollment;

-    To continue to build on our reputation for service;

- To achieve "superior" scores for customer service as measured independently by the Blue Cross and Blue Shield
  Association.

- To continue our commitment to quality through striving to achieve a commendable status from NCQA.

SLIDE 16  2000 and Beyond
          -    Regional leader with a unique national presence
          - Blue Brand and HealthLink ownership positions us well for the future
          -    Grow our business by doing what we do best

Presentation for this slide:
In closing, I'd like to reiterate:

-    That things are very different in July of 2000.

- RightCHOICE is a strong regional player with a unique national presence. Our blue brand and our ownership of HealthLink position us well for the future.

- The financial turnaround at RightCHOICE is real and sustainable. It is a result of discipline and focus on the fundamentals.

- Today, we have the talent, dedication and will to maintain the progress we have enjoyed over the past two years.

- As we look toward the future, we see a compelling opportunity to grow our business by doing what we do best - carefully managing the company and serving our members.

Again, we look forward to seeing you later this year when we will give you additional information about the settlement agreement and our outlook for the future. Thank you for joining us today.

SLIDE 17  RIGHTCHOICE LOGO SLIDE
          2000 Annual Shareholder's Meeting
          July 11, 2000